AMERICAS SILVER CORPORATION TO PRESENT AT THE BMO CAPITAL MARKETS
25TH GLOBAL METALS & MINING CONFERENCE

TORONTO, ONTARIO—February 24, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) announced today that Darren Blasutti, President and Chief Executive Officer of the Company, will be presenting on Wednesday March 2, 2016 at 9:45 a.m. ET at the BMO Capital Markets 25th Global Metals & Mining Conference held in Hollywood, Florida. The presentation will be available on the Company’s website at www.americassilvercorp.com.

The Company also announced that, subject to TSX approval, it will be adjusting the exercise price of certain previously issued common share purchase warrants issued to Medalist Capital Inc. in connection with the provision of strategic advisory services, including: (i) 5,346,639 warrants issued on May 27, 2015 at an exercise price of $0.229; and (ii) 350,000 warrants issued on August 26, 2015 at an exercise price of $0.18 (the “Medalist Warrants”), to an exercise price of $0.13 (the five day volume weighted average price at the time of application to the TSX) with all terms otherwise remaining unchanged. The exercise prices of the Medalist Warrants are being adjusted in place of further compensation for subsequent strategic advisory services in relation to the Company’s recent debt financing. The Company confirms that Medalist Capital Inc. is not an insider of the Company.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

For more information:
Darren Blasutti
President and CEO
416-848-9503